


PROCESSING
RECEIVED
JUN 24 2010
SEC MAIL
SECTION
193
WASH., D.C.

SECUR 10031123 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2009 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47 STREET
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN (212) 840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL D. RISCHALL CPA
(Name – *if individual, state last, first, middle name*)

2294 NOSTRAND AVENUE (Address) BROOKLYN (City) NY (State) 11210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER WINSTON SECURITIES CORP., as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

On this 21st day of June 2010 before me came Oscar Echman, to me known to be the individual described in and who executed the foregoing instrument and acknowledged that he executed the same

Notary Public

KATRINA MAXINE HORROCKS
Notary Public, State of New York
No 01HO6218141
Qualified in Queens County
Term Expires March 1, 2014

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2010

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

I have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP., a New York corporation as of April 30, 2010 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming and opinion on the basic financial statements taken as a whole. The information contained in the reconciliation schedule, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.



NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, NY
June 18, 2010

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2010

ASSETS	
Current Assets:	
Cash	$ 740,642
Receivables from Brokers and Dealers	305,292
Securities Owned at Market Value	431,358
Other Assets	20,834
Total Current Assets	1,498,126
Property and Equipment	
Net of Accumulated Depreciation $58,499	16,368
Other Assets:	
Security Deposits	28,691
Total Other Assets	28,691
TOTAL ASSETS	$1,543,185

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable and Accrued Expenses	$ 425,677
Current Income Taxes Payable	4,775
Total Current Liabilities	430,452
Long Term Liabilities	
Deferred Tax Payable	3,600
Total Long Term Liabilities	3,600
TOTAL LIABILITIES	434,052
Stockholders' Equity	
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Capital	57,616
Retained Earnings	1,051,117
Total Stockholders' Equity	1,109,133
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,543,185

The accompanying notes are an integral part of these financial statements

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2010

Revenues:	
Commission Income	$2,802,302
Interest and Dividend Income	217,222
Other Income	12,950
Trading Income	232,921
Total Revenues	3,265,395
Expenses:	
Communication and Data Service	81,622
Cost of Services	484,288
Depreciation and Amortization	3,705
Employee Benefits	68,120
Interest Expense	1,825
Occupancy Costs	147,687
Salaries Expense	2,027,262
Other Expenses	129,337
Total Expenses	2,943,846
Net Income Before Provision For Income Taxes	321,549
Current Income Tax Expense	54,195
Deferred Income Tax Expense	42,676
Total Provision For Income Taxes	96,871
NET INCOME	$224,678

The accompanying notes are an integral part of theses financial statements.

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2010

	COMMON SHARES	STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance May 1, 2009	40	$400	$57,616	$826,439	$884,455
Net Income				224,678	224,678
Ending Balance April 30, 2010	40	$400	$57,616	$1,051,117	$1,109,133

The accompanying notes are an integral part of these financial statements.

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2010

Cash Flows from Operating Activities:	
Net Income	$224,678
Adjustments to Reconcile Net Income to Net Cash	
Provided By Operating Activities:	
Depreciation and Amortization	3,705
Changes in Operating Assets and Liabilities:	
Receivables from Brokers	55,324
Securities Owned at Market Value	(47,146)
Deferred Tax Asset	39,076
Other Assets	(7,594)
Security Deposits	(6,026)
Accounts Payable and Accrued Expenses	(8,741)
Current Income Taxes Payable	(135,315)
Deferred Tax Payable	3,600
Total Adjustments	(103,117)
Net Cash Provided By Operating Activities	121,561
Cash Flows from Investing Activities:	
Repayment of Subordinated Loan Payable	(75,000)
Net Cash Flows Used in Investing Activities	(75,000)
Net Increase in Cash	46,561
Cash – Beginning	694,081
Cash – Ending	$740,642
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$1,825
Income Taxes	$204,366

The accompanying notes are an integral part of these financial statements.

SPENCER – WINSTON SECURITIES CORP.
STATEMENT FO CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2010

Beginning Balance – May 1, 2010	$75,000
Repayment of Loan	(75,000)
Ending Balance – April 30, 2010	-

The accompanying notes are an integral part of these financial statements.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2010

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer – Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Ridge Clearing & Outsourcing Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Depreciation and Amortization

Depreciation is computed for financial reporting purposes using the straight-line method or modified accelerated cost recovery method over the following useful lives:

Furniture and Fixtures	5-7 years
Computer Equipment	5 years
Leasehold Improvements	over the term of the leases

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2010

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 13,754
Computer Equipment	51,113
Leasehold Improvements	10,000
	74,867
Less: Accumulated Depreciation	58,499
Total	$16,368

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2010 the Company's net capital was approximately $978,537 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 44 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	$33,407
New York State	9,853
New York City	9,522
New Jersey	578
Florida	835
	$54,195

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2010

NOTE 6 - PENSION AND PROFIT SHARING PLANS (continued)

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to June 30, 2015. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Rental expense for the year ended April 30, 2010 was $147,687.

The aggregate minimum rent annual rent for the premises for the fiscal years ending April 30, are as follows:

2011	$ 89,425
2012	68,688
2013	47,736
2014	41,845
2015	7,019
TOTAL	$254,713

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash account at Valley National Bank which is insured by the Federal Deposit Insurance Corporation for up to $250,000. The Company at times may maintain cash in excess of the insured amount of $250,000.

NOTE 9 - LITIGATION

On or about January 2010, a former Spencer – Winston customer, commenced an arbitration in FINRA's Office of Dispute Resolution against the Company, alleging he was caused to sustain no less than $400,000 in compensatory damages by virtue of Respondents' alleged acts of fraud, breach of contract, breach of fiduciary duty, negligence, churning, unsuitability and failure to supervise.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2010

NOTE 9 - LITIGATION

The Company filed a joint Answer to the Statement of Claim denying all of the material allegations as well as a Motion to Dismiss the Claims in their entirety. Counsel is of the opinion that in the event that the case does go to arbitration, the customer's claims will be denied in their entirety being that he was a very sophisticated and knowledgeable investor who understood completely the risks associated with his trading activities and who approved and/or ratified all of the trades made on his behalf. This, coupled with the fact that he never voiced any complaints about the handling of his accounts to the Company's compliance personnel, substantially dilutes his claims based upon any failure to supervise.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 18, the date which the financial statements were available to be issued.

SPENCER – WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2010

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$ 740,642	$740,642	$ -	
Due from Broker	305,291	305,292	1	rounding
Securities	434,893	434,893	-	
Fixed Assets	16,693	16,368	(325)	Reclassification
Other Assets	75,602	45,990	(29,612)	Write off assets
Total Assets	1,573,121	1,543,185	(29,936)	
Accrued Expenses	394,496	434,052	39,556	Accruals
Total Liabilities	394,496	434,052	39,556	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	1,120,609	1,051,117	(69,492)	
Ownership Equity	1,178,625	1,109,133	(69,492)	
Non Allowable Assets	95,830	65,893	(29,937)	Write off assets
Haircuts	64,703	64,703	-	
Net Capital	$1,018,092	978,537	$(39,555)	

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer – Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER – WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, New York
June 18, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 WEST 47 STREET [20]
(No. and Street)

NEW YORK [21] (City) NY [22] (State) 10036 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 05/01/09 [24]

AND ENDING (MM/DD/YY): 04/30/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: OSCAR ECHMAN [30]

(Area Code) — Telephone No.: (212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18th day of June 2010
Manual signatures of:

1) ______ Principal Executive Officer or Managing Partner

2) ______ Principal Financial Officer or Partner

3) ______ Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

RISCHALL, NEIL D. [70]

ADDRESS

2294 NOSTRAND AVE. SUITE 1003 [71]	BROOKLYN [72]	NY [73]	11210 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SPENCER WINSTON SECURITIES CORP. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/09 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [x] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 740,642	200			$ 740,642	750
2. Receivables from brokers or dealers:						
A. Clearance account	133,676	295				
B. Other	171,616	300	$	550	305,292	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	431,358	424				
E. Spot commodities		430			431,358	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	3,535	610	3,535	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	16,368	680	16,368	920
11. Other assets		535	45,990	735	45,990	930
12. TOTAL ASSETS	$ 1,477,292	540	$ 65,893	740	$1,543,185	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2010

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	434,052 [1205]	[1385]	434,052 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 434,052 [1230]	$ [1450]	$ 434,052 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		400 [1792]
C. Additional paid-in capital		57,616 [1793]
D. Retained earnings		1,051,117 [1794]
E. Total		1,109,133 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,109,133 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,543,185 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,109,133	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			1,109,133	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,109,133	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 65,893	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(65,893)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 1,043,240	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	64,703	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(64,703)	3740
10.	Net Capital			$ 978,537	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2010

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 28,907	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 878,537	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$ 935,132	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 434,052	3790
17.	Add:				
	A. Drafts for immediate credit [21]	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 434,052	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 44	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/09 [3932] to 4/30/10 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 2,802,302	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	232,921	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	230,172	3995
9. Total revenue	$ 3,265,395	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	278,000	4120
11. Other employee compensation and benefits	584,041	4115
12. Commissions paid to other broker-dealers	392,014	4140
13. Interest expense	1,825	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	15,392	4195
15. Other expenses	1,736,058	4100
16. Total expenses	$ 3,007,330	4200

NET INCOME

Item	Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 258,065	4210
18. Provision for Federal income taxes (for parent only)	33,387	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 224,678	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (79,426)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/09 to 4/30/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 884,455	4240
A. Net income (loss)		224,678	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 1,109,133	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 75,000	4300
A. Increases		4310
B. Decreases	75,000	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2010

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 [4335] [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1,2009 to April 30, 2010, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, In., SIPC solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation. Standard Stockbrokerage Co. Inc.'s management is for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2010, with the amounts reported in Form SIPC-7T for the period from May 1,2009 to April 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion on compliance. Accordingly, we don not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



NEIL RISCHALL
Certified Public Accountant

June 17, 2010